FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  March, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated March 25, 2003

NEWS RELEASE - No. 7-03

    August 7, 2003

EXPLORATION UPDATE – EL ZORRO PROSPECT, CHILE

SAMEX’s on-going exploration within the El Zorro district in Chile has identified five highly prospective mineralized target areas to-date.  Target areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area’s multiple target nature, the name of the project is being changed to plural form, Los Zorros (“The Foxes”).  The Company has increased its land holdings to more than 42 square-kilometers by staking adjacent concessions and is well-funded to conduct the exploration outlined below.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Target I), gold-copper-silver-bearing barite vein swarms (Targets III and V), gold-silver-copper-mineralized breccia bodies (Target IV), and epithermal mantos-hosted gold (Target II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Below are initial summaries of each of the five target areas identified thus far:

Target I – Target I occurs in a younger, altered quartz-eye porphyritic intrusion which consistently hosts variable amounts of oxide-copper mineralization (typically 0.05% to >0.2% copper) and locally associated

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

anomalous gold (0.2 to 0.8 g/mt) and elevated molybdenum (4 to 82 ppm).  The area of mineralized porphyry exposures is +800 by +700 meters and is mostly in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Seventy-eight surface rock chip samples from this area average approximately 0.23% copper and 0.16 g/t gold.  Higher grade zones contain from 1% to 3.5% copper over widths of several meters and are controlled by north- and northwest-trending structures.  Sampling of a 51-meter-long exposure of supergene-leached, strongly altered, quartz porphyry along an old bulldozer cut averaged 0.58g/mt gold, 507 ppm (0.05%) copper, and 17 ppm molybdenum (17 samples).  The samples were taken as three-meter long, continuous horizontal channel cuts.  The geochemical analyses also demonstrate a consistently even distribution of the anomalous gold and copper values and elevated levels of molybdenum from sample to sample across the entire exposure length.  Additional bulldozer trenching and sampling is planned.  The area of the altered quartz-eye porphyry will likely be expanded by exploration beneath volcaniclastic rocks, diorite sills and shallow pampa cover.  The intrusion offers the possibility of containing a large, bulk-tonnage copper-gold deposit where alteration and copper mineralization are more intensely developed.  The target’s characteristics and size might prove typical of a Chilean porphyry copper deposit.  The quartz-eye porphyry intrusion may be the mineralizing source to the adjacent six-kilometer trend of mineralized mantos, vein swarms, and breccia targets described below.  Geophysical methods to investigate the previously unknown mineralized intrusion, especially in covered areas, are being evaluated.

Target II – Target II is comprised of several prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  Limited previous exploration work by other parties indicates that multiple gold-mineralized intervals are distributed over a package thickness of approximately +80-meters with several of the individual intervals having thicknesses of +20 meters and respective average grades ranging between 0.3 to 1.250 g/t gold.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

Just to the east and northeast, a second area, 1500 meters long by +300-meters across, has exposed alteration in porphyritic rocks (subvolcanic intrusion and tuffs, diorite sill) similar in appearance to the alteration associated with the gold mineralization of the small mine workings.  Reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite over the large area show common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contain weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.  Also in this second area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to

2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  This mantos-style mineralization can be traced almost continuously for 1000-meters strike length and historically was locally mined and prospected in many places for copper, silver and gold and barite.

A third prospective area 400 meters long by 300 meters wide may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

SAMEX is currently conducting geologic mapping and sampling of these three areas in Target II as part of an evaluation to determine: (a) if the exposed, extensive clay-alteration and silicification to the east and northeast of the mine is possibly signalling the presence, at depth, of significant gold-mineralization hosted in altered igneous and volcanic rocks; and (b) if mantos intervals similar to that exposed at the small mine workings are at shallow depth beneath cap rock.  The mineralized mantos layer, outlying strong alteration and widespread anomalous silver, elevated gold, high sodium content of altered rocks of the areas comprising Target II may represent the overlying halo to deeper seated copper-gold deposits of the Punta del Cobre and Candelaria types; or gold deposit of the Andacollo type.  Initial core drilling will re-test the small mine workings to better determine the number of mineralized intervals, grades, associated widths, and character of gold mineralization.  The mantos style of gold mineralization of Target II certainly bears some similarities to that at the Andocollo gold mine near La Serena, Chile where estimated remaining reserves are reported at 85 million metric tonnes with an average grade of 1.0 to 1.2 grams/tonne gold (+/-3 million contained ounces).

Target III – Target III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The vein swarm occurs over an area of approximately 1500 meters long by +600 meters across.  Principal veins are one to over two meters wide.  The gold occurs with limonite and oxide-copper minerals which locally occur in abundance with the coarse-bladed barite.  Recent sinking of a shaft down along one of the veins by local miners found that, at depth, the veins are comprised of chalcocite and pyrite with minor amounts of covellite in barite and quartz gangue.  Chip samples across the vein in this shaft contain 7 g/mt gold, 4% copper, and 120 g/mt silver over a width of 1.5 meters.  Wall rock to the veins in the shaft is pervasively pyrite-sericite-altered diorite with minor veinlets of quartz-pyrite with minor chalcocite and relic chalcopyrite.  SAMEX is currently mapping and sampling the entire vein swarm as part of an evaluation to determining if the vein swarm at depth might comprise a very large, bulk-tonnage target of low-grade gold-copper mineralization hosted by major and minor gold-bearing, copper-sulfide veins and stockwork-veinleted, altered intrusive wallrock.

Target IV - Target IV is a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and diorite rocks.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint (?)) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  SAMEX drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

Target V - Target V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historical barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

The Los Zorros project contains many large-sized gold and copper-gold targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million tonnes grading 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes grading 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of six working out of the Company’s field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros prospects and continue generative work toward identifying other properties for acquisition.

“Robert Kell”

Vice President - Exploration

This News Release has been prepared by Robert E. Kell, Vice President - Exploration for SAMEX Mining Corp.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  March 25, 2004